UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2018.

Commission File Number: 001-38146

ZK INTERNATIONAL GROUP CO., LTD.

(Translation of registrant’s name into English)

c/o Zhejiang Zhengkang Industrial Co., Ltd.

No. 678 Dingxiang Road, Binhai Industrial Park

Economic & Technology Development Zone

Wenzhou, Zhejiang Province

People’s Republic of China 325025

Tel: +86-577-86852999

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Entry into a Material Definitive Agreement and Unregistered Sales of Equity Securities

On August 15, 2018, ZK International Group Co., Ltd (the “Company”) entered into a Debt Settlement and Mutual Release Agreement (the “Agreement”) with Mr. Jiancong Huang, the Chief Executive Officer and Chairman of the Board of the Company. As of August 15, 2018, the Company was indebted to Mr. Huang in the amount of RMB 64,079,472 (approximately US$9,295,368 based on the exchange rate of 0.14506 on August 15, 2018) (the “Debt”), in respect to prior advances to finance the Company’s working capital. Mr. Huang agreed to accept 3,280,525 restricted ordinary shares, subject to Rule 144 of the Securities Act of 1933 as amended (the “Securities Act”), at $2.83 per share, representing 75% of the average closing bid price for the period from July 23, 2018 to August 3, 2018 (the “Shares”) to settle the Debt pursuance to the terms and conditions set forth in the Agreement (the “Settlement”). The Settlement, deemed as a related party transaction, was reviewed and approved by Company’s compensation committee, the Board of Directors and Nasdaq.

The foregoing description of the Agreement, is qualified in its entirety by reference to the provisions of the Agreement filed as Exhibit 10.1 to this report, which are incorporated by reference herein.

The Shares were issued in reliance upon the exemption from securities registration afforded by the provisions of Regulation S as promulgated by the U.S. Securities and Exchange Commission under the Securities Act. The Company made the determination based upon the factors that such investor is not a “U.S. Person” as that term is defined in Rule 902(k) of Regulation S under the Securities Act, that such investor was acquiring our securities, for investment purposes for its own respective account and not as nominees or agents, and not with a view to the resale or distribution thereof, and that the investor understood that the shares of our securities may not be sold or otherwise disposed of without registration under the Securities Act or an applicable exemption therefrom.

Prior to the approval of the Settlement, the Company also elected to follow British Virgin Islands practices in lieu of the requirements of Listing Rule 5600 with the exception of these rules which are required to be followed pursuant to the provisions of Listing Rule 5615(a)(3). To the extent that the Company has adopted such practices similar to and in lieu of the requirements contained within Rule 5600, those practices are not prohibited by British Virgin Islands law. As required by Listing Rule 5615(a)(3), the Company plans disclose in its Form 20-F each requirement of Listing Rule 5600 that it does not follow and describe the practice followed in the British Virgin Islands in lieu of such requirement.

EXHIBIT INDEX

Exhibit No.	Description

Exhibit 10.1	Debt Settlement and Mutual Release Agreement dated August 15, 2018

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 7, 2018	ZK INTERNATIONAL GROUP CO., LTD.

	By:	/s/ Jiancong Huang
	Name:	Jiancong Huang
	Title:	Chief Executive Officer and Chairman of the Board

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